Exhibit 99.1

Orangekloud Technology Inc. Announces First Half 2026   Unaudited Financial Results

Singapore, October 22, 2026 — Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based tech company that offers the eMOBIQ® No-Code platform for developing mobile applications aimed at Small and Medium Enterprises (SMEs) and larger corporations. Today announced its unaudited financial results for the six months ended June 30, 2026.

Overview:

●	Revenue was approximately S$2.5 million and S$2.5 million (approximately $1.9 million), for the six months ended June 30, 2025 and 2026, respectively.

●	Net loss was approximately S$3.6 million and S$3.0 million (approximately $2.3 million), for the six months ended June 30, 2025 and 2026, respectively.

Six Month Financial Results Ended June 30, 2026

Revenue

We derive the majority of our revenue from license and subscriptions fees from packaged software as well as our no-code platform and mobility solutions, and professional services. For the six months ended June 30, 2025 and 2026, our revenue was approximately S$2.5 million and S$2.5 million (approximately $1.9 million), respectively, representing a decrease of approximately 2.5%. Professional services and support revenue for clients grew by approximately S$181,000. However, this was more than offset by the decrease of around S$130,000   in sales of our in-house developed ISV and eMOBIQ solutions, as well as a decrease of around S$114K in revenue from license and subscription fees from packaged software.

Cost of revenue

Our cost of revenue is predominately pertaining to purchases of hardware, accessories, licenses, payments made to third-party managed hosting providers, other third-party service providers and project managers and consultants’ payroll and employee benefits. For the six months ended June 30, 2025 and 2026, our cost of revenue was approximately S$1.6 million and S$1.6 million (approximately $1.2 million) respectively, representing a decrease of approximately 3.1%. For the six months ended June 30, 2025 and 2026, payroll and employee benefits for project managers and consultants accounted for approximately 31.9% and 39.0% of sales revenue, respectively. This was in support of the increase in professional services revenue. The remaining components of cost of revenue represented about 32.7% and 25.2% of sales revenue for the respective periods. The decrease in cost of revenue was generally in line with the slight decline in sales revenue.

Gross Profit

Our gross profit and gross margin can be influenced by several factors. These factors include the revenue mix between subscriptions, software and support, and professional services. Additionally, subscription pricing, costs related to third-party hosting and facilities, and the expansion of our professional services to support future growth can impact our gross margins. As a result, our gross margin may vary from one period to another based on these factors. For the six months ended June 30, 2025 and 2026, our gross profit was S$901,124 and S$888,665 (approximately $686,706) respectively, representing a decrease of approximately 1.4%. The change was attributable to the slight decline in revenue recognition during six months ended June 30, 2026.  In all, gross profit margins for the two corresponding periods were 35.4% and 35.8% respectively.

Other income

Our other income is predominately government grants and Microsoft Cloud Solution Provider Incentive. For the six months ended June 30, 2025 and 2026, our other income was S$193,843 and S$50,245 (approximately $38,826) respectively, representing a decrease of approximately 74.1%. The decrease was mainly due to the reduction in interest income from bank deposits.

General and administrative expense

General and administrative expenses consist of payroll and employee benefits expenses of directors and administrative staff and other operating expenses, predominately short-term rental expenses, insurance expenses, short term lease expenses and professional fees. For the six months ended June 30, 2025 and 2026, our general and administrative expenses were S$3.7 million and S$2.8 million (approximately $2.2 million) respectively. The decline was attributable to reduced professional fees for business and corporate developments.

Selling and marketing expenses

Our selling and marketing expenses are predominately allocated towards search engine and social media platforms for generating market awareness, and covering transportation and travel expenses for sales staff or consultants. For the six months ended June 30, 2025 and 2026, our selling and marketing expenses were S$477,364 and S$358,035 (approximately $276,667) respectively, representing a decrease of approximately 25.0%. The lower level of marketing-related activities in relation to the eMOBIQ AI no-code App development platform in the six months ended June 30, 2026 contributed to the decrease in expenses over the 2025 corresponding period, in the areas of: local and overseas trade fairs and exhibitions (approximately S$55,000), as well as advisory and workshops for product positioning and marketing expenses (approximately S$40,000).

Depreciation and amortization expenses

Our depreciation and amortization expenses are predominately depreciation charged on property and equipment and intangible assets. For the six months ended June 30, 2025 and 2026, our depreciation and amortization expenses were S$159,629 and S$220,164 (approximately $170,129) respectively, representing an increase of approximately 37.9%. The increase was primarily due to the additions to plant and equipment in the second half of 2025.

Research and development expenses

Our development expenses are predominately developers’ payroll-related costs directly attributable to the development of No-Code platform and capitalized as intangible assets only when technical feasibility of the project is demonstrated, the Company has an intention and ability to complete and use the platform and the costs can be measured reliably. For the six months ended June 30, 2025 and 2026, our research and development expenses were S$486,777 and S$497,518 (approximately $384,451) respectively, representing an increase of approximately 2.2%. The moderate increase was due to our continuous improvement efforts for our AI No-Code platform, and that the expenses related to the developers’ payroll were expensed off rather than capitalized during the six months ended June 30, 2026 in accordance with ASC 350 – Intangibles – Goodwill and Other.

Interest expenses

Our finance costs are predominately interest on bank loans. For the six months ended June 30, 2025 and 2026, our finance costs were S$13,255 and S$7,887 (approximately $6,095) respectively, representing a decrease of approximately 40.5%. The decrease was mainly due to the reduced principal balance of the outstanding bank loan following our instalment payments.

Income tax expense/credit

During the six months ended June 30, 2026, there was a tax payable amount of S$1,074 (approximately $830) at our Malaysian subsidiary, Orangekloud Technology Sdn. Bhd. This was in contrast to the income tax credit of S$161,000 during the corresponding period in 2025.

Other comprehensive income/loss

For the six months ended June 30, 2025 and 2026, we had foreign currency translation adjustment, net of tax at loss of S$733,754 and income of S$134 (approximately $104)   respectively, recorded within other comprehensive loss/income, respectively. This is reflective of the fluctuation of USD-SGD exchange rates within a narrow band in the six months ended June 30, 2026.

ABOUT ORANGEKLOUD TECHNOLOGY INC.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. The eMOBIQ® suite of mobile applications designed to digitalize and streamline business processes in operations includes warehousing, sales ordering, delivery, and manufacturing. eMOBIQ® customers come from various industries, including food manufacturing and food service, precision engineering, construction, retail, energy, and warehouse management.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain Singapore dollars (“S$”) amounts into U.S. dollars (“$” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from S$ to US$ were made at the rate of US$0.7727 = S$1. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

SUBSEQUENT EVENTS

On August 17, 2026, the company, through its subsidiary MSC Consulting, entered into a loan agreement with Blink Credit VCC, a variable capital company incorporated in Singapore. Under the agreement, MSC Consulting obtained a working capital loan facility of S$1.3 million bearing interest at 2.25% per month, with the principal amount repayable in full upon maturity after a six-month term. The loan is secured by personal guarantees provided by two directors of MSC Consulting and a deed of assignment over the sale proceeds of their personal property.

On August 21, 2026, the Company entered into an Agreement and Plan of Exchange of Securities (the “Exchange Agreement”) with Orbis Technology Limited (“Orbis”), its shareholders and other parties thereto, pursuant to which the Company proposes to acquire up to 100% of the issued and outstanding share capital of Orbis by way of a share exchange transaction, including the issuance of up to 600,000,000 ordinary shares of the Company to the existing shareholders of Orbis. Upon completion of the transaction, Orbis is expected to become a subsidiary of the Company on an actual and fully diluted basis.

The proposed transaction remains subject to various conditions precedent, including completion of due diligence, fairness opinion, shareholder approvals, Nasdaq listing approvals, financing arrangements and other customary closing conditions. The transaction contemplates the issuance of Company shares and warrants, a proposed private placement financing, and certain corporate governance and capital structure changes upon closing. As of the date of this report, the transaction has not been completed and the Company continues to work with the relevant parties toward satisfaction of the closing conditions. Additional information regarding the proposed transaction is available in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 24, 2026.

Subsequent to June 30, 2026, the Company agreed to settle and retire outstanding underwriter warrants held by Maxim Partners LLC through the issuance of 80,000 Class A ordinary shares. After the reverse stock split in September 2025, the warrants were exercisable for 39,488 Class A ordinary shares at an exercise price of US$20.90 per share. The settlement was undertaken in consideration of the anti-dilution adjustment provisions in the warrants and the Company’s anticipated issuance of shares at US$1.00 per share pursuant to the Exchange Agreement with Orbis shareholders. Upon completion of the settlement, the warrants will be cancelled and cease to be outstanding.

CONTACTS

OrangeKloud Technology Inc. Investor Relations Contact:

70 Bendemeer Road #04-04 Luzerne

Singapore 339940

(+65) 6317 2050

Email: ir@orangekloud.com

ORANGEKLOUD TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	2,986,037	847,703	655,052
Accounts receivable, net	900,759	323,332	249,851
Contract assets	65,065	300,158	231,943
Advance to suppliers	705,219	111,695	86,311
Other current assets	266,382	329,818	254,863
Total current assets	4,923,462	1,912,706	1,478,020

Noncurrent assets
Long-term investment	3,890,000	3,890,000	3,005,950
Intangible assets, net	1,425,809	1,284,130	992,296
Property and equipment, net	314,659	277,129	214,148
Right-of-use assets	1,296,349	1,199,455	926,864
Total noncurrent assets	6,926,817	6,650,714	5,139,258

TOTAL ASSETS	11,850,279	8,563,420	6,617,278

LIABILITIES
Current liabilities
Accounts payable	236,504	183,020	141,426
Accruals and other payables	610,372	397,128	306,876
Amounts due to directors	31,006	25,589	19,774
Amounts due to related parties	-	55,000	42,501
Contract liabilities	848,899	932,818	720,824
Bank loans, current	104,863	108,587	83,909
Operating lease liabilities, current	196,981	203,470	157,229
Total current liabilities	2,028,625	1,905,612	1,472,539

Noncurrent liabilities
Contract liabilities, noncurrent	64,800	64,800	50,073
Bank loans, noncurrent	141,801	86,561	66,889
Operating lease liabilities, noncurrent	1,099,368	995,984	769,634
Total noncurrent liabilities	1,305,969	1,147,345	886,596

TOTAL LIABILITIES	3,334,594	3,052,957	2,359,135

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.004 par value, 1,000,000,000 shares authorized; 5,839,755 and 5,839,765 shares issued and outstanding as of December 31,2025 and June 30, 2026 respectively. *	31,343	31,343	24,220
Additional paid in capital	23,144,114	23,144,114	17,884,332
Accumulated losses	(14,206,766)	(17,212,122)	(13,300,457)
Other reserves	16,667	16,667	12,879
Accumulated other comprehensive loss	(469,673)	(469,539)	(362,831)
Total shareholders’ equity	8,515,685	5,510,463	4,258,143

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,850,279	8,563,420	6,617,278

* Based on the weighted average number of shares.

ORANGEKLOUD TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended June 30
	2025	2026	2026
	S$	S$	US$
Revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	1,104,135	989,523	764,642
- No-Code platform and mobile application	186,648	55,958	43,241
Services and license support	1,256,154	1,438,003	1,111,199
Total revenues	2,546,937	2,483,484	1,919,082

Cost of revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	613,452	552,844	427,203
- No-Code platform and mobile application	118,692	96,712	74,733
Services and license support	913,669	945,263	730,440
Total cost of revenues	1,645,813	1,594,819	1,232,376

Gross profit	901,124	888,665	686,706

Operating expenses:
Selling and marketing expenses	477,364	358,035	276,667
General and administrative expense	3,710,991	2,833,098	2,189,242
Depreciation and amortization expenses	159,629	220,164	170,129
Research and development expenses	486,777	497,518	384,451
Total operating expenses	4,834,761	3,908,815	3,020,489

Loss from operations	(3,933,637)	(3,020,150)	(2,333,783)

Other income (expense):
Other income	193,843	50,245	38,826
Interest expense	(13,255)	(7,887)	(6,095)
Foreign exchange gain (loss)	31,013	(26,490)	(20,470)
Total other income, net	211,601	15,868	12,261

Loss before tax expense	(3,722,036)	(3,004,282)	(2,321,522)
Income tax (expense)/credit	161,000	(1,074)	(830)
Net loss	(3,561,036)	(3,005,356)	(2,322,352)

Other comprehensive income/(loss):
Foreign currency translation, net of income tax	(733,754)	134	104
Total comprehensive loss	(4,294,790)	(3,005,222)	(2,322,248)

Net loss per share attributable to ordinary shareholders
Basic and diluted **	(0.62)	(0.51)	(0.40)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted **	5,767,970	5,839,765	5,839,765

** Retrospectively restated for the 1-for-4 reverse stock split and change in capital structure in September 2025. The company received shareholder approval on September 16, 2025 for a 1-for-4 reverse stock split, the change of authorized capital to 1,000,000,000 ordinary shares of par value USD 0.004 each, and the adoption of a new amended and restated memorandum and articles of association. The effective date for trading on NASDAQ following the reverse stock split with the new CUSIP reference number of G6781F119 is September 29, 2025.